9 January 2003


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received a notification from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International, Inc. and Capital Research and Management Company ("the Companies"), pursuant to Section 198 of the Companies Act 1985 (the "Act").

On 7 January 2003 The Capital Group Companies, Inc. was interested for the purposes of the Act in 247,110,632 ordinary shares of 50p each representing 7.89% of Corus Group plc's issued capital.

These holdings form part of funds managed on behalf of investment clients by the Companies.
END